UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

- x
                                                   :

UNITED STATES OF AMERICA   CONSENT PRELIMINARY ORDER OF

                                         :   <u>FORFEITURE/MONEY JUDGMENT</u>

         -v.-

                                         :   14 Cr. ___ (___)

BNP PARIBAS, S.A.,

                                         :

         Defendant.

                                         :

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WHEREAS, on or about _____, 2014, BNP PARIBAS, S.A., (the "defendant"), was charged in a one-count Information, 14 Cr. ___ (___) (the "Information"), with conspiracy to commit an offense against the United States in violation of Title 18, United States Code, Section 371, to wit, conspiring to violate the International Emergency Economic Powers Act, codified at Title 50, United States Code, Section 1701 *et seq.*, and regulations issued thereunder, and the Trading with the Enemy Act, codified at Title 50, United States Code Appendix, Section 1 *et seq.*, and regulations issued thereunder ("Count One");

WHEREAS, the Information included a forfeiture allegation as to Count One, seeking forfeiture to the United States, pursuant to Title 18, United States Code, Section 981(a)(1)(C) and Title 28, United States Code, Section 2461(c), of any and all property, real and/or personal, that constitutes or is derived from proceeds traceable to the commission of the offense;

WHEREAS, on _____, 2014, the defendant pled guilty to Count One of the Information and admitted the forfeiture allegation, pursuant to an agreement (the "Plea Agreement") with the Office of the United States Attorney for the Southern District of New York and the Asset Forfeiture and Money Laundering Section of the Criminal Division of the United

States Department of Justice ("the Government"), wherein the defendant admitted the forfeiture allegation with respect to Count One of the Information and agreed to forfeit to the United States, pursuant to Title 18, United States Code, Section 981, and Title 28, United States Code, Section 2461, a sum of money equal to $8,833,600,000.00 in United States currency, representing the amount of proceeds traceable to the violations set forth in Count One of the Information (the "Total Forfeiture Amount");

WHEREAS, the defendant consents to a money judgment equal to the Total Forfeiture Amount in United States currency;

WHEREAS, the Government agrees, pursuant to the Plea Agreement, that payments the defendant is required to make in connection with its concurrent settlement of the related criminal action brought by the New York County District Attorney's Office, and the related regulatory actions brought by the Board of Governors of the Federal Reserve System and the New York State Department of Financial Services (the "Related Settlements"), the total of which is not to exceed $4,994,800,000.00, as set forth in the Plea Agreement, shall be credited against the money judgment upon the Government's receipt of proof of such payments;

IT IS HEREBY STIPULATED AND AGREED, by and between the United States of America, by its undersigned attorneys, and the defendant, by and through its counsel, Karen Patton Seymour, Esq., that:

1. As a result of the offense charged in Count One of the Information, to which the defendant pled guilty, a money judgment in the amount of $8,833,600,000.00 in United States currency (the "Money Judgment") shall be entered against the defendant.

2. Pursuant to Rule 32.2(b)(4) of the Federal Rules of Criminal Procedure, this Consent Preliminary Order of Forfeiture/Money Judgment is final as to the defendant, BNP

PARIBAS, S.A., at sentencing, and shall be deemed part of the sentence of the defendant, and shall be included in the judgment of conviction therewith.

3.   All payments on the outstanding Money Judgment, less the credited amounts paid by BNPP in connection with the Related Settlements, shall be made to the Government, pursuant to instructions provided by the Government, by electronic wire transfer within 30 days of the Plea Agreement becoming effective.

4.   Upon execution of this Consent Preliminary Order of Forfeiture/Money Judgment, and pursuant to Title 21, United States Code, Section 853, the Government shall be authorized to deposit the payments on the Money Judgment into the United States Treasury Suspense Account. Upon sentencing, the United States shall have clear title to such forfeited property.

5.   If the sentencing judge rejects the Plea Agreement or fails to impose a sentence consistent therewith and BNPP chooses to withdraw its plea of guilty pursuant to Fed. R. Crim. P. 11(c)(1)(C) and 11(d), this Consent Preliminary Order of Forfeiture/Money Judgment shall be vacated and any payments made on the outstanding Money Judgment to the Government shall be returned to BNPP.

6.   Pursuant to Rule 32.2(b)(3) of the Federal Rules of Criminal Procedure, upon entry of this Consent Preliminary Order of Forfeiture/Money Judgment, the Government is authorized to conduct any discovery needed to identify, locate or dispose of forfeitable property, including depositions, interrogatories, requests for production of documents and the issuance of subpoenas, pursuant to Rule 45 of the Federal Rules of Civil Procedure.

7.   The Court shall retain jurisdiction to enforce this Consent Preliminary Order of Forfeiture/Money Judgment, and to amend it as necessary, pursuant to Rule 32.2(e) of the Federal Rules of Criminal Procedure.

8.   The Clerk of the Court shall forward three certified copies of this Consent Preliminary Order of Forfeiture/Money Judgment to Assistant United States Attorney Sharon Cohen Levin, Chief of the Money Laundering and Asset Forfeiture Unit, United States Attorney's Office, One St. Andrew's Plaza, New York, New York 10007.

9.   The signature pages of this Consent Preliminary Order of Forfeiture/Money Judgment may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. A facsimile or electronic image of the original signature of any party executing this Consent Preliminary Order of Forfeiture/Money Judgment shall be deemed an original signature and shall constitute an original as against the party whose signature appears in the facsimile or electronic image.

AGREED AND CONSENTED TO:

PREET BHARARA   LESLIE CALDWELL
United States Attorney for the   Assistant Attorney General
Southern District of New York   Criminal Division
Attorney for United States

                                                 JAIKUMAR RAMASWAMY
                                                 Chief, Asset Forfeiture and Money
                                                 Laundering Section

By: _____   By: _____
        Andrew D. Goldstein   Craig Timm
        Martin S. Bell   Jennifer E. Ambuehl
        Christine I. Magdo   Trial Attorneys
        Micah W. J. Smith   Asset Forfeiture and Money Laundering
        Assistant United States Attorneys   Section, Criminal Division
        (212) 637-2200   (202) 514-1263

_____   _____
DATE   DATE

BNP PARIBAS, S.A.
Defendant

By _____   _____
      BNP Paribas, S.A.   DATE
      By: _____

By: _____   _____
      Karen Patton Seymour, Esq.   DATE
      Sullivan & Cromwell LLP
      Attorneys for BNP Paribas, S.A.

SO ORDERED:

_____   _____
HONORABLE   DATE
UNITED STATES DISTRICT JUDGE